Exhibit 21. List of Subsidiaries

Name of Subsidiary	Ownership

AARD LECA LSS Lonestar, LLC	100%
AARD LECA VL1, LLC	100%
AARD-Charmar Greeley Firestone, LLC	100%
AARD-Econo Lube Stonegate, LLC	100%
AARD Esterra Mesa 1, LLC	100%
AARD-Cypress Sound, LLC	100%
CapTerra Fund I, LLC	100%
South Glen Eagles Drive, LLC	51%
Hwy 46 and Bluffton Pkwy, LLC	51%
Buckeye AZ, LLC	51%
Cypress Sound, LLC	51%